SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-40754

Cazoo Group Ltd

(Translation of Registrant’s name into English)

41 Chalton Street, London, NW1 1JD, United Kingdom (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Contained in this Form 6-K Report

Purchase Agreement

On February 9, 2021, Cazoo Group Ltd (the “Company”) entered into a purchase agreement (the “Purchase Agreement”) with certain purchasers (collectively the “Purchasers”) pursuant to which the Company has sold $630.0 million in aggregate principal amount of 2.00% Convertible Senior Notes due 2027 (the “Notes”).

The Purchase Agreement includes customary representations, warranties and covenants. In addition, the Purchasers have agreed to certain transfer restrictions with respect to the Notes and the Class A ordinary shares of the Company (the “Ordinary Shares”) issuable upon conversion of the Notes until the earliest of (a) 270 days from the date of the Purchase Agreement, (b) the date on which the Company completes a transaction that results in the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property and (c) the occurrence of a Fundamental Change (as defined in the Indenture).

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Convertible Notes and the Indenture

On February 16, 2022 (the “Closing Date”), the Company issued $630.0 million in aggregate principal amount of the Notes pursuant to an Indenture, dated February 16, 2022 (the “Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee.

The Notes bear regular interest at a rate of 2.00% per year. Interest will accrue from February 16, 2022 and is payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year, beginning on May 16, 2022. The Notes will mature on February 16, 2027, unless earlier redeemed, repurchased or converted in accordance with the terms of the Notes. The principal amount of the Notes does not accrete.

The Notes will be convertible at the option of the holders at any time after November 6, 2022 and prior to the close of business on the second scheduled trading day immediately preceding February 16, 2027. In addition, the Company may force the conversion of the Notes on or after February 16, 2025, if the trading price of the Company’s Ordinary Shares exceeds 150% of the conversion price for at least 20 trading days (whether or not consecutive) in any consecutive 30 trading day period (the “Trading Condition”).

Upon conversion, the Company will satisfy its conversion obligation by delivering Ordinary Shares (subject to certain exceptions set forth in the Indenture). The Notes have an initial conversion rate of 200.0000 Ordinary Shares per $1,000 principal amount of Notes. This is equivalent to an initial conversion price of $5.00 per share. The conversion rate is subject to customary adjustments under certain circumstances in accordance with the terms of the Indenture.

Holders of the Notes have the right to require the Company to repurchase for cash all or a portion of their Notes at 100% of their principal amount, plus any accrued and unpaid special interest, upon the occurrence of a Fundamental Change. The Company is also required to increase the conversion rate for holders who convert their Notes in connection with a Fundamental Change prior to the maturity date.

The Company may not redeem the Notes prior to February 16, 2025. The Notes are redeemable, in whole or in part, for cash at the Company’s option at any time, and from time to time, on or after February 16, 2025, but only if (i) the Trading Condition (as defined above) is met, or (ii) the aggregate principal amount of the Notes outstanding and held by persons other than the Company or its affiliates is less than 15% of the initial aggregate principal amount of the Notes.

If the Notes have not been converted, repurchased or redeemed at or prior to February 16, 2027, holders of the Notes will also be entitled to payment of a premium at maturity of the Notes, equal to 50% of the principal amount of the Notes. The premium is payable in cash, Ordinary Shares, or a combination of cash and Ordinary Shares at the option of the Company. The premium will not be payable if the trailing 10 trading day volume weighted average price of the Ordinary Shares is above $6.75 for any trading day beginning on (and excluding) March 4, 2024 and ending on (and including) March 18, 2024 (the “premium fall-away trigger”), provided that in connection with a share exchange event on or prior to March 4, 2024 involving a third party acquirer, the premium fall-away trigger shall be tested using the fair market value of the consideration paid per Ordinary Share on the date of the share exchange event or if resulting in less consideration, the date on which any lock-up applicable to holders of the Ordinary Shares expires after the share exchange event. For the avoidance of doubt, this premium will not be payable by the Company (i) in the event of a mandatory conversion on or prior to the maturity date, (ii) in the event of a voluntary conversion by a holder on or prior to the maturity date, (iii) in connection with the redemption of the Notes on or prior to the maturity date, or (iv) in connection with a make-whole Fundamental Change or an offer to purchase Notes upon a Fundamental Change.

The Notes are the Company’s senior unsecured obligations and (i) rank equal in right of payment to all of the Company’s existing and future unsubordinated indebtedness, (ii) rank senior in right of payment to any of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the Notes, (iii) are effectively subordinated in right of payment to any of the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness (subject to the next succeeding paragraph) and (iv) are structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of current or future subsidiaries of the Company (subject to the next succeeding paragraph).

The Notes will not be guaranteed or secured upon issuance but will receive the benefit of any guarantees or security provided at any time for the benefit of certain other indebtedness of the Company for borrowed money issued or incurred in the future, other than indebtedness incurred to purchase, finance or refinance the purchase of vehicles, vehicle parts, supplies and inventory and certain other indebtedness. The Indenture also contains covenants, events of default and other provisions which are customary for offerings of convertible notes.

The Company intends to use the net proceeds from the offering to support the Company’s continued growth and expansion strategy, for general corporate purposes and to pursue strategic opportunities that may arise.

The Notes were offered and sold to purchasers in a private placement in reliance on Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

A copy of the Indenture and the form of the Note are attached as Exhibits 99.2 and 99.3, respectively, to this Report on Form 6-K and are incorporated herein by reference. The foregoing description of the Indenture and Notes does not purport to be complete and is qualified in its entirety by reference to the full text of such exhibits.

Registration Rights Agreement

Concurrently with the issuance of the Notes, the Company entered into a Registration Rights Agreement with the purchasers of the Notes (the “RRA”). The RRA provides that the Company shall file with the Securities Exchange Commission (the “SEC”) a resale registration statement registering the public resale of the Ordinary Shares issuable upon conversion of the Notes, and use reasonable best effort to have such registration statement declared effective by the SEC no later than 270 days from the Closing Date. In addition, the RRA contains customary “piggy-back” registration rights, and rights to conduct underwritten offerings (subject to a limit of two in any twelve month period). The RRA also provides that the Company will pay certain expenses relating to such registration and indemnify the holders party thereto against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

A copy of the RRA is attached as Exhibits 99.4, to this Report on Form 6-K and is incorporated herein by reference. The foregoing description of the RRA does not purport to be complete and is qualified in its entirety by reference to the full text of such exhibit.

EXHIBIT

Exhibit Number	Exhibit Description
99.1	Purchase Agreement, dated as of February 9, 2022, between Cazoo Group Ltd and the Purchasers set forth on the signature pages thereto.
99.2	Indenture, dated as of February 16, 2022 by and between Cazoo Group Ltd and U.S. Bank Trust Company, National Association as trustee.
99.3	Form of 2.00% Convertible Senior Notes due 2027 (included in Exhibit 99.2).
99.4	Registration Rights Agreement dated as of February 16, 2022 by and between Cazoo Group Ltd and the holders named therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAZOO GROUP LTD

Date: February 16, 2022	By:	/s/ Stephen Morana
		Name:	Stephen Morana
		Title:	Chief Financial Officer

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